25002380

PUBLIC

SION

Washington, D.C. 20549

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| SEC FILE NUMBER |
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SEC Mail Processing

FEB 25 2025

Washington, DC

# ANNUAL REPORTS FORM X-17A-5 PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gary Hoch Agency, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2645 Elmwood Ave

(No. and Street)

| Buffalo | NY | 14217 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Gary Hoch | 716-881-1991 | gary@garyhochagency.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

| 100 E SYBELIA AVENUE, SUITE 130 | MAITLAND | FL | 32751 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| JULY 28, 2004 | 1839 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, GARY HOCH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GARY HOCH AGENCY INC, as of 12-31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn to before me this 19th day of February, 2025

Signature: [signature]

Title: President

[signature]
Notary Public

MARIE D ROMANO
NOTARY PUBLIC STATE OF NEW YORK
ERIE
LIC. #01RO4836172
COMM. EXP. 06/30/2027

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Gary Hoch Agency, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Gary Hoch Agency, Inc. as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gary Hoch Agency, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Gary Hoch Agency, Inc.'s management. Our responsibility is to express an opinion on Gary Hoch Agency, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gary Hoch Agency, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Gary Hoch Agency, Inc.'s auditor since 2018.

Maitland, Florida

February 17, 2025

Gary Hoch Agency, Inc.
Statement of Financial Condition
December 31, 2024

| | |
|---|---|
| **Assets** | |
| Cash | $ 6,305 |
| Money Market Account at fair market value | 50,000 |
| US Savings Bond Series I | 0 |
| Commission Receivable | 22,249 |
| Total Assets | $ 78,554 |
| **Liabilities and Shareholders' Equity** | |
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 215 |
| Total Liabilities | $ 215 |
| **Shareholders' Equity** | |
| Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding | $ 50,000 |
| Retained Earnings | 28,339 |
| Total Shareholders' Equity | 78,339 |
| Total Liabilities and Shareholders' Equity | $ 78,554 |

See accompanying notes to financial statements

GARY HOCH AGENCY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

1. THE COMPANY

   Gary Hoch Agency, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The company effects transactions in variable contracts and investment company shares (mutual funds) on an application way basis pursuant to 15c-3 subparagraph (k)(1). The Company is engaged in a single line of business as securities broker-dealer, which is comprised of only the sale of Mutual Funds and Variable Annuities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting – The company reports on the accrual basis of accounting, which recognizes revenues when earned and expenses when incurred.

   Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash – For the purpose of reporting cash flows and amounts in the statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

   Commission Receivable – The Company has commission receivable that arise from mutual fund trails. The Company has not recorded an allowance for commissions receivable since, in the opinion of the management, such amounts are fully collectible as they have been recorded based on amounts received in the subsequent month.

   Revenue Recognition

   *Commissions* – Commissions from the sale of Mutual Funds and Variable Annuities and 12b-1 Fees are recorded as revenue on the trade date because this is when the Company believes its performance obligation is fulfilled.

   *Distribution fees* – The Company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund,

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

*Investments* – Investments consist of investment company shares held at an investment company. Investments are recorded at fair market value and any gain or loss is reported in operations in the period realized.

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Income.

Depreciation is computed using the straight-line method over the following estimated useful lives: Computers 5 Years. Equipment, Furniture, and fixtures 7 Years.

Income Taxes – The Company does not pay federal income taxes on its income. Instead, the Company's income, deductions and other income tax attributes are reported to each shareholder based on their respective ownership and included in their respective income tax returns. The Company does, however, pay minimum franchise taxes in each state in which it conducts business. The company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2024. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Credit Losses – The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company had accounts receivable as of December 31, 2023, and 2024 of $18,037 and $22,249 respectively.

## 3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, receivables, investments, and payables. At December 31, 2024, cash, receivables, and payables, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value. The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance, Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

As of December 31, 2024, all financial instruments are recorded at cost, except the investments, which approximate fair value due to short term maturities. As such, the fair value hierarchy has not been applied to these financial instruments. The investments are valued utilizing level one inputs.

## 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2024:

| | |
|---|---|
| Computers and Equipment | $ 12,443 |
| Furniture and Fixtures | 8,063 |
| | 20,506 |
| Less: Accumulated depreciation | (20,506) |
| | $ --0— |

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $ 55,090 which was $ 50,090 in excess of its required net capital of $ 5,000 and a ratio aggregate indebtedness to net capital of 0.39 to 1.

## 6. INCOME TAX MATTERS

The company, with the consent of its shareholders, has elected to be taxed as an S corporation. These sections of federal and state tax law provide that, in lieu of a corporate level tax on income, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no federal taxes have been recognized in the accompanying financial statements. The company is subject to a minimum Franchise tax. As of 12/31/2024, the income tax provisions consist of the following: State Taxes $ 25 Total Income Tax Provision $ 25 State Income Taxes are provided for the tax effects of transactions reported in the Financial Statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax basis of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

## 7. PENSION PLAN

The Company adopted a retirement plan established under the provisions of Section 401K of the Internal Revenue Code effective January 1, 2007. The plan covers substantially all employees who have attained age 21 and have completed one year of service. 1,000 hours of service per year is required to count as 1 year. The Corporation's contributions are entirely discretionary upon the director's approval. Contributions to the plan for the year December 31, 2024 amounted to $ 9,000.

## 8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentration of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable is due from large financial institutions from selling financial instruments. Commissions are normally paid within thirty days of the transaction. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

GARY HOCH AGENCY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

9. SEGMENT REPORTING

The company is engaged in a single line of business as a securities broker-dealer, which is comprised of only the sale of Mutual Funds and Variable Annuities. The company has identified its President as the chief operation decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10. COMMITMENTS AND CONTINGENCIES

Company leases office and storage space under an operating agreement that expires on December 31, 2024. Total expense amounted to $ 8,400 for the year ended December 31, 2024. No future minimum lease payments are required under the lease as the lease was re-written for one year and a new one will be signed each year for a one year period.
In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified a operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its related party office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term. The lease cost is $8,400 relating to the office lease for the year ended December 31, 2024.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue.

## 12. RELATED PARTIES

Gary Hoch Agency has contracts with 2 related parties. The first one was entered into in 2016 with an agency owned by a related party for $20,000, which provides administration and consulting services. The second one was entered into in 2016 with a related party for $4,800 who provides consulting and income tax preparation assistance. The Company also rents space from the sole owner at the amount of $ 1,500 per year which is included in office supplies and expenses.

## 13. Other Income

Gary Hoch Agency did not apply for an additional Payroll Protection Program (PPP) loan in 2024.